UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b - 25

                           NOTIFICATION OF LATE FILING
                                                              SEC FILE NUMBER
                                                                  1-7234

                                                               CUSIP NUMBER
                                                                36225V 10 4

[x]  Form 10-K  [  ]  Form 20-F   [  ]  Form 11-K  [  ] Form 10-Q     Form N-SAR

         For Period Ended: December 31, 2002

         [  ]  Transition Report on Form 10-K
         [  ]  Transition Report on Form 20-F
         [  ]  Transition Report on Form 11-K
         [  ]  Transition Report on Form 10-Q
         [  ]  Transition Report on Form N-SAR
         For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I     -      REGISTRANT INFORMATION

Full Name of Registrant:   GP STRATEGIES CORPORATION

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):777 Westchester Avenue

City, State and Zip Code: White Plains, NY 10604

Part II    -      RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b) the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ x ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date or the subject quarterly report or transition report on Form 10-K, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

Part III   -      NARRATIVE

State below in reasonable details the reason why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant cannot file its report on Form 10-K for the year ended December 31, 2002 on a timely basis because it has encountered unexpected difficulties in compiling certain information to be included in its Form 10-K and the information compiled to date is not complete enough to provide full disclosure.

Part IV    -      OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

              Andrea D. Kantor               914               249-9716
                    Name                  Area Code         Telephone Number

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports. [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x ] Yes[ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of these results cannot be made.

For the quarter ended December 31, 2002, net sales decreased by only $.5 million to $36.1 million, as compared to net sales of $36.6 million for the quarter ended September 30, 2002, primarily due to fewer workdays as a result of holidays in the fourth quarter. Net sales for the quarter ended December 31, 2002 were $36.1 million as compared to $42.4 million for the quarter ended December 31, 2001.

For the year ended December 31, 2002, net sales were $152.2 million, as compared to net sales of $186.6 million for the year ended December 31, 2001. The Company believes that the decline in net sales was attributable to the continued downturn in the economy which caused a reduction in net sales from its advanced manufacturing, automotive and e-Learning customers. However, the decrease in net sales was partially offset by increased net sales from the Company's Homeland Defense services and initiatives.

For the quarter ended December 31, 2002, net loss was $1.6 million or $.10 loss per share as compared to a net loss of $2.3 million or $.19 loss per share for the fourth quarter of 2001.

Results for the quarter ended December 31, 2002 included a gain on the sale of marketable securities of $0.6 million offset by investment and other (loss) income of $1.4 million relating to non-cash equity losses on the Company's investment in GSE of $1.3 million and equity losses on other investments. In addition, the Company recorded $.3 million of expenses relating to its tax free spin off, $.3 million relating to severance expenses, and $.1 million relating to the Company's recent move of its offices to White Plains, New York.

For the year ended December 31, 2002, net loss was $5.2 million or $.34 loss per share as compared to a net loss of $0.9 million or $.09 loss per share for the year ended December 31, 2001.

For the year ended December 31, 2002, the Company had a net gain of $2.3 million from the sale of Millennium Cell shares. In addition, the Company recorded a credit of $1.2 million to compensation expense related to a deferred compensation plan. These items were offset by severance and related expenses of $2.3 million and investment and other (loss) income of $2.2 million primarily from non-cash equity losses related to the Company's investment in HMS of $1.4 million and GSE of $1.2 million and other equity investments. The Company also recorded charges of approximately $0.7 million relating to financial and consulting fees and $0.8 million of legal fees relating to the Company's ongoing litigation against MCI Communications, Systemhouse and Electronic Data System Corporation, as successor to Systemhouse.

On March 21, 2003, the Company received a favorable tax ruling from the IRS for the tax-free spin-off of certain of its non-core assets, including MXL Industries, Inc., into a separate corporation to be named National Patent Development Corporation. Each holder of the Company's common stock would receive one share of common stock of National Patent for each share of Company's common stock held. The spin-off is still subject to the consent of the Company's lenders and certain SEC filings.

The Company was not in compliance with certain financial covenants of its revolving credit agreement based upon the Company's final results for the quarter ended December 31, 2002. The Company and its lead bank have agreed to a waiver of compliance of such covenants as of December 31, 2002, and an amendment which will also contain certain covenant modifications for future periods. The waiver and amendment are subject to final documentation.

                            GP STRATEGIES CORPORATION
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    March 31, 2003          BY:   /s/ Scott N. Greenberg
                                           Scott N. Greenberg
                                           President and Chief Financial Officer